May 14, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:	Google Inc. Form 10-K for the Fiscal year Ended December 31, 2007 Filed on February 15, 2008 Form 8-K Filed on January 31, 2008 File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 24, 2008 relating to the above referenced filings (the “Filings”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Cost of Revenues, page 73

1.	Your disclosures indicate that cost of revenues consist mostly of traffic acquisition costs paid to your Google Network members under the AdSense arrangements and to other distribution partners who distribute your toolbar and other products or otherwise direct search queries to your website. Help us understand, and consider revising your disclosures to clarify, your accounting treatment for traffic acquisition costs and address the following:

•

Clarify the nature, terms and conditions of your AdSense and distribution arrangements. Your response should address when the fees are paid, whether any of those fees are refundable, how you determine the term of the AdSense arrangements for purposes of amortizing guaranteed revenue share payments, and how you determine the estimable lives of the access

Securities and Exchange Commission

May 14, 2008

points for your distribution arrangements. Explain the terms of and conditions under which Google Network members or distribution partners may terminate the agreements;

•

Clarify your method of recognition and basis for capitalization and deferral of traffic acquisition fees paid to both AdSense members and distribution partners. Identify the authoritative accounting literature that supports your accounting for each of these types of arrangements. As part of your response, describe how you determine when to recognize costs over a period of time based on each of the methodologies described in your disclosure and when fees are charged to expense as incurred; and

•

Explain how you determine the classification of the various fees paid to both AdSense members and distribution partners as cost of revenues, considering the nature of the fees. In this regard, tell us what consideration you gave to categorizing these costs as sales and marketing expenses.

In response to the Staff’s comment, we supplementally advise the Staff that in connection with our AdSense revenue share agreements, we are periodically required to make non-cancelable guaranteed minimum revenue share payments to a small number of our Google Network members over the term of the respective contracts. These guaranteed minimum revenue share payments may be made in advance or arrears on a quarterly or monthly basis and are non-refundable. Such payments may be subject to adjustment in the event a Google Network member does not achieve its defined performance terms, such as number of search queries or advertisements displayed. In addition, these AdSense arrangements are terminable at will, although under the terms of certain contracts we or a Google Network member may be subject to penalties in the event of early termination. Guaranteed minimum revenue share amounts are recognized over the term of the arrangement.

In addition, fees are paid to certain partners who distribute our toolbar and other products (“access points”) when the access points are delivered or based on revenue share and are non-refundable. Further, these arrangements are terminable at will, although under the terms of certain contracts we or our distribution partners may be subject to penalties in the event of early termination. We recognize fees under these arrangements over the estimated useful lives of the access points (generally two years) to the extent we can reasonably estimate those lives or based on any contractual revenue share, if greater. The useful lives of the access points are determined based on the measurable average period of time we expect them to generate traffic and revenue. However, if we have too little empirical data related to a particular set of access points to accurately estimate the period of benefit or that period of benefit is estimated to be less than one year, then we expense the costs as incurred. The fees expensed as incurred have not been material.

* * * * *

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May 14, 2008

Guaranteed minimum revenue share prepayments to our Google Network members and fees related to access points represent assets as defined by paragraph 26 of Financial Accounting Standards Board Concepts Statement No. 6. Such costs can also be compared to the acquisition of an intangible asset as described in Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Specifically, these amounts are incurred for traffic that we will monetize, and as a result they embody probable future benefits since they will contribute to our future net cash inflows.

In addition, Emerging Issues Task Force Issue No. 03-17, Subsequent Accounting for Executory Contracts That Have Been Recognized on an Entity’s Balance Sheet, defines an executory arrangement as, “. . . a contract that remains wholly unperformed or for which there remains something to be done by either or both parties of the contract.” Our AdSense and distribution agreements are firmly committed executory contracts since both parties have contractual obligations over the term of the arrangement. For example, in the event a Google Network member does not achieve its defined performance terms such as number of search queries or advertisements displayed, the guaranteed minimum amount will be adjusted accordingly. In addition, our Google Network members and distribution partners may be subject to penalties in the event of early termination. Accordingly, we believe amounts paid under such arrangements should be expensed over the related term or estimated useful lives of the access points rather than at the date of payment.

Further, according to KPMG’s 2001 Defining the Digital Future: Business and Accounting Issues (see pages 39 and 40), “some companies have proposed to record up-front consideration paid under executory contracts as an expense of the period when paid, based on management’s belief that it could not demonstrate that the payment would be recovered out of future cash flows over the contract period.” However, the SEC Staff has become increasingly uncomfortable with this accounting, and in a speech delivered at the annual AICPA/SEC Accounting Conference in December 1998, a representative from the Office of the Chief Accountant stated, “The staff is skeptical of arrangements where the accounting indicates that the company has given away value . . .” [emphasis added]. Since that time, the SEC Staff generally has objected to immediate expense recognition for up-front payments because it believes that payments for these kinds of long-term contractual rights represent an asset that a company should capitalize and amortize to expense over the life of the contract as benefits are realized.”

Our amortization policy for guaranteed minimum revenue share amounts is disclosed in our periodic reports as follows:

To the extent we expect revenues generated under these AdSense arrangements to exceed the guaranteed minimum revenue share payments, we recognize traffic acquisition costs on a contractual revenue share basis or on a basis proportionate to forecasted revenues, whichever is greater. Otherwise, we recognize the guaranteed revenue share payments as traffic acquisition costs on a straight-line basis over the term of the related agreements.

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May 14, 2008

This policy is supported by paragraph 12 of SFAS 142: “. . . The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. . . .”

* * * * *

Cost of revenues represent costs that are direct and incremental and incurred in connection with service arrangements or products sold. The fees we pay to, and revenue we share with, our Google Network members and distribution partners is for the acquisition of traffic. The acquisition of traffic is analogous to purchasing billboard space on behalf of advertisers. That is, just like the cost of billboard space is for traffic (eyeballs) that view advertisements in that medium, we pay for certain traffic that view advertisements displayed on our and our Google Network members’ sites. The classification of these fees as cost of revenues is further supported because we are able to track and measure the related revenue realized. This is unlike a sales and marketing expense which generally cannot be identified to specific revenues.

* * * * *

In response to the Staff’s comment, we revised our disclosure in the “Costs and Expenses — Cost of Revenues” section of Part I, Item 2 of our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the Commission on May 12, 2008. For your reference, we have reproduced this disclosure on Exhibit A to this letter marked to show changes against the corresponding disclosure included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Form 8-K filed on January 31, 2008

Exhibit 99.1

2.	We note your reconciliation of net cash provided by operating activities to free cash flow for the three months ended December 31, 2007. We further note that you have provided condensed consolidated statements of cash flows for the twelve months ended December 31, 2007 and 2006. Tell us your consideration for providing prominent representation of the three major categories of the statement of cash flows for the corresponding period for which your non-GAAP liquidity measure of free cash flow is presented (i.e., the three months ended December 31, 2007). Please refer to item 10(e)(1)(i) of Regulation S-K and Question 12 of the Division of Corporate Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Securities and Exchange Commission

May 14, 2008

We appreciate the Staff’s comment and will ensure that we provide the three major categories of the statement of cash flows disclosure in the future when a non-GAAP liquidity measure is presented.

* * * *

Securities and Exchange Commission

May 14, 2008

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/469-0208). Thank you for your assistance.

Very truly yours, GOOGLE INC.
\S\ MARK FUCHS
Mark Fuchs
Vice President, Finance & Chief Accountant

cc:	David Drummond

Kent Walker

Dave Sobota

Donald Harrison

Exhibit A

Disclosure from the “Costs and Expenses — Cost of Revenues” Section of Part I, Item 2 of Our Quarterly Report on Form 10-Q for the period ended March 31, 2008

(Marked Against Corresponding Disclosure in Our Annual Report on Form 10-K)

Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to our Google Network members under AdSense arrangements and to certain other partners (our “distribution partners”) who distribute our toolbar and other products (collectively referred to as “access points”) or otherwise direct search queries to our web site (collectively referred to as “distribution arrangements”). These amounts are primarily based on the revenue share arrangements with our Google Network members and distribution partners. Certain distribution arrangements require us to pay our partners based on a fee per access point delivered and not exclusively—or at all—based on revenue share. The fees are paid when the access points are delivered or based on revenue share and are non-refundable. Further, the arrangements are terminable at will, although under the terms of certain contracts we or our distribution partners may be subject to penalties in the event of early termination. We recognize fees under these arrangements over the estimated useful lives of the access points (two years) to the extent we can reasonably estimate those lives and they are longer than one year, or based on any contractual revenue share, if greater. Otherwise, the fees are ~~expensed as incurred~~charged to expense as incurred. The estimated useful life of the access points is based on the historical average period of time they generate traffic and revenue.

In addition, certain AdSense agreements obligate us to make guaranteed minimum revenue share payments to Google Network members based on their achieving defined performance terms, such as number of search queries or advertisements displayed. These fees may be paid in advance or in arrears and are non-refundable but are subject to adjustment based on the achievement of the defined performance terms. In addition, the arrangements are terminable at will, although under the terms of certain contracts we or our Google Network members may be subject to penalties in the event of early termination. To the extent we expect revenues generated under ~~such~~ an arrangement to exceed the guaranteed minimum revenue share payments, we recognize traffic acquisition costs on a contractual revenue share basis or on a basis proportionate to forecasted revenues, whichever is greater. Otherwise, we recognize the guaranteed revenue share payments as traffic acquisition costs on a straight-line basis over the term of the related agreements. In addition, concurrent with the commencement of a small number of AdSense and other agreements, we have purchased certain items from, or provided other consideration to, our Google Network members and partners. We have determined that certain of these amounts are prepaid traffic acquisition costs and are amortized on a straight-line basis over the terms of the related agreements.